[BREYER & ASSOCIATES PC LETTERHEAD]

March 19, 2012

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          First Financial Northwest, Inc.
Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of First Financial Northwest, Inc., Renton, Washington (“Company”) enclosed for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, is the Company’s preliminary proxy statement and form of proxy relating to its annual meeting of stockholders.  On page 9 of the preliminary proxy materials, we have noted that Mr. Joseph Stilwell has notified the Company that he will be soliciting proxies in opposition to management at the annual meeting.

Should the Staff have any questions or comments regarding this filing, please do not hesitate to contact the undersigned at (703) 883-1100 or by email at jbreyer@b-a.net.

Sincerely,

/s/ John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/1066/ktr
Enclosure
cc:           Victor Karpiak, President and Chief Executive Officer